UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

China Index Holdings Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.001 per share

Class B ordinary shares, par value US$0.001 per share

(Title of Class of Securities)

16954W101**

(CUSIP Number)

Fang Holdings Limited

c/o Tower A, No. 20 Guogongzhuang Middle Street

Fengtai District, Beijing 100070

The People’s Republic of China

+86-10-5631 8010

Tianquan Mo

c/o Tower A, No. 20 Guogongzhuang Middle Street

Fengtai District, Beijing 100070

The People’s Republic of China

+86-10-5631 8661

Jiangong Dai

c/o Tower A, No. 20 Guogongzhuang Middle Street

Fengtai District, Beijing 100070

The People’s Republic of China

+86-10-5631 8268

Shan Li

Digital Link Investments Limited

Unit 219, 2/F Building 16W, Phase Three

Hong Kong Science Park, Pak Shek Kok

New Territories, Hong Kong SAR

+1 284 852 3810

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares of the issuer, evidenced by American Depositary Receipts, each representing one Class A ordinary share. No CUSIP has been assigned to the Class A ordinary shares or Class B ordinary shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 16954W101	Schedule 13D/A	Page 1 of 11 Pages

1.	Names of Reporting Persons. Fang Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) CO

CUSIP 16954W101	Schedule 13D/A	Page 2 of 11 Pages

1.	Names of Reporting Persons. Tianquan Mo
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) IN

CUSIP 16954W101	Schedule 13D/A	Page 3 of 11 Pages

1.	Names of Reporting Persons. ACE Smart Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong SAR
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) CO

CUSIP 16954W101	Schedule 13D/A	Page 4 of 11 Pages

1.	Names of Reporting Persons. Karistone Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) CO

CUSIP 16954W101	Schedule 13D/A	Page 5 of 11 Pages

1.	Names of Reporting Persons. Open Land Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong SAR
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) CO

CUSIP 16954W101	Schedule 13D/A	Page 6 of 11 Pages

1.	Names of Reporting Persons. Media Partner Technology Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) CO

CUSIP 16954W101	Schedule 13D/A	Page 7 of 11 Pages

1.	Names of Reporting Persons. Next Decade Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) CO

CUSIP 16954W101	Schedule 13D/A	Page 8 of 11 Pages

1.	Names of Reporting Persons. Jiangong Dai
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) IN

CUSIP 16954W101	Schedule 13D/A	Page 9 of 11 Pages

1.	Names of Reporting Persons. True Knight Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 00
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) CO

CUSIP 16954W101	Schedule 13D/A	Page 10 of 11 Pages

1.	Names of Reporting Persons. Shan Li
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Public of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) IN

CUSIP 16954W101	Schedule 13D/A	Page 11 of 11 Pages

1.	Names of Reporting Persons. Digital Link Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person (See Instructions) CO

Introductory Note

This Amendment No. 9 to Schedule 13D (as so amended, this “Schedule 13D”) is being filed to amend the Schedule 13D as originally filed with the Securities and Exchange Commission (the “SEC”) on June 21, 2019, as amended by Amendment No. 1 on January 7, 2020, Amendment No. 2 on June 25, 2020, Amendment No. 3 on July 20, 2021, Amendment No. 4 on June 1, 2022, Amendment No. 5 on August 24, 2022, Amendment No. 6 on October 13, 2022, Amendment No.7 on November 25, 2022, and Amendment No. 8 on December 22, 2022 (the “Original Schedule 13D”), and relates to Class A ordinary shares, par value $0.001 per share (the “Class A Ordinary Shares”) and Class B ordinary shares, par value $0.001 per share (the “Class B Ordinary Shares”, together with the Class A Ordinary Shares, the “Shares”) of China Index Holdings Limited, an exempted company with limited liability registered under the laws of the Cayman Islands (the “Issuer”).

Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used but not defined in this Schedule 13D have the respective meanings set forth in the Original Schedule 13D. The address of the principal executive offices of the Issuer is Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, the People’s Republic of China.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

Pursuant to the Support Agreement entered into by and among the Rollover Shareholders and Parent, the Rollover Shareholders have contributed the Rollover Shares to Merger Sub prior to the Effective Time in exchange for newly issued shares of Parent  and received no consideration for the cancellation of the Rollover Shares in accordance with the Merger Agreement.

On April 17, 2023, the Issuer and Merger Sub filed with the Registrar of Companies of the Cayman Islands a plan of merger (the “Plan of Merger”), pursuant to which the Merger became effective on April 17, 2023 (the “Effective Time”), with Merger Sub merging with and into the Issuer and the Issuer becoming a private company wholly owned by Parent.

Pursuant to the Plan of Merger, at the Effective Time, (i) each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares (as defined below), Shares represented by ADSs and dissenting shares) was cancelled in exchange for the right to receive US$1.00 in cash per Share without interest (the “Per Share Merger Consideration”); and (ii) each ADS issued and outstanding immediately prior to the Effective Time, together with the underlying Shares represented by such ADSs, was cancelled in exchange for the right to receive US$1.00 in cash per ADS without interest (less US$5.00 for each 100 ADSs (or portion thereof) cancellation fees pursuant to the terms of the deposit agreement, dated as of June 11, 2019, by and among the Issuer, JPMorgan Chase Bank, N.A. as depositary for ADSs (the “Depositary”), and all beneficial owners and holders from time to time of ADSs issued thereunder).

The “Excluded Shares” are, collectively, (a) the Rollover Shares, (b) Shares (including Shares represented by ADSs) held by any of Parent, Merger Sub and any of their respective affiliates, (c) Shares (including Shares represented by ADSs) held by the Issuer or any subsidiary of the Issuer or held in the Issuer’s treasury, and (d) any Shares (including Shares represented by ADSs) held by the Depositary and reserved for issuance, settlement and allocation pursuant to the Share Incentive Plan (as defined below).

In addition, pursuant to the Merger Agreement, as of the Effective Time, Parent assumed the 2019 Equity Incentive Plan of the Issuer adopted on May 2, 2019 (the “Share Incentive Plan”), including all of the obligations of the Issuer with respect to the Company Options (as defined below) and Company Restricted Shares (as defined below) assumed or converted, respectively, pursuant to the Merger Agreement, subject to any limitations under applicable law.

As of the Effective Time, except as otherwise agreed to in writing among a holder of a Company Option, the Issuer and Parent, each option to purchase Shares under the Share Incentive Plan (each, a “Company Option,” and collectively, the “Company Options”) granted under the Share Incentive Plan that was outstanding immediately prior to the Effective Time was assumed by Parent as an option to purchase, in the case of a Company Option to purchase Class A Ordinary Shares, Class A ordinary shares of Parent having the substantially same voting power as Class A Ordinary Shares, or in the case of a Company Option to purchase Class B Ordinary Shares, Class B ordinary shares of Parent having the substantially same voting power as Class B Ordinary Shares. Each of such outstanding Company Options so assumed by Parent pursuant to the Merger Agreement continued to have, and was subject to, the same terms and conditions (including vesting conditions) set forth in the Share Incentive Plan under which it was granted and the award agreements in respect thereof, as in effect immediately prior to the Effective Time.

Except as otherwise agreed to in writing among a holder of a Company Restricted Share, the Issuer and Parent, each outstanding Share (including Shares represented by ADSs) awarded pursuant to the Share Incentive Plan that is subject to any vesting requirements that remain unsatisfied or vested but remains unsettled (each, a “Company Restricted Share,” and collectively, the “Company Restricted Shares”) granted under the Share Incentive Plan that was outstanding immediately prior to the Effective Time was assumed by Parent and converted as of the Effective Time, automatically and without action by the holder of such Company Restricted Share, into that number of Class A ordinary shares of Parent having substantially the same voting power as Class A Ordinary Shares with such converted award continuing to have, and subject to, the same terms and conditions (including vesting conditions) set forth in the Share Incentive Plan under which such Company Restricted Share was issued and the award agreements in respect thereof, as in effect immediately prior the Effective Time.

As a result of the Merger, the ADS program for the ADSs will terminate and the ADSs will no longer be listed on any securities exchange or quotation system, including the Nasdaq Capital Market. The Issuer has requested that trading of the ADSs on the Nasdaq Capital Market be suspended, and that the Nasdaq Stock Market LLC (“Nasdaq”) file with the SEC a Form 25 notifying the SEC of Nasdaq’s withdrawal of the ADSs from listing on Nasdaq and intention to withdraw the Shares from registration under Section 12(b) of the Exchange Act. The deregistration will become effective 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Issuer intends to file with the SEC, ten (10) days after Nasdaq files the Form 25, a Form 15 suspending the Issuer’s reporting obligations under the Exchange Act and withdrawing the registration of the Shares under the Exchange Act. The Issuer’s obligations to file with or furnish to the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration of the Shares becomes effective.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Schedule 13D, as amended hereby, and the agreements referenced therein, copies of which are referenced or attached hereto, and which are incorporated herein by reference in their entirety.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety with respect to each Reporting Person to read as follows:

(a)-(b) The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. As a result of the Merger, the Reporting Persons do not beneficially own any Ordinary Shares or have any voting power or dispositive power over any Ordinary Shares.

(c)            Except as set forth in Items 4 and 5, no transactions in any of the shares or ADSs of the Issuer have been effected by the Reporting Persons during the past sixty days.

(d)            Not applicable.

(e)            As a result of the transactions described in Item 4, as of April 17, 2023, each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Issuer’s Ordinary Shares. Therefore, this Amendment No. 9 constitutes the final amendment to the original Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2023

FANG HOLDINGS LIMITED

By:	/s/ Jiangong Dai
	Name:	Jiangong Dai
	Title:	Chairman of the Board

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2023

TIANQUAN MO

By:	/s/ Tianquan Mo
Name: Tianquan Mo

ACE SMART INVESTMENTS LIMITED

By:	/s/ Tianquan Mo
Name: Tianquan Mo
Title: Director

KARISTONE LIMITED

By:	/s/ Tianquan Mo
Name: Tianquan Mo
Title: Director

OPEN LAND HOLDINGS LIMITED

By:	/s/ Tianquan Mo
Name: Tianquan Mo
Title: Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2023

MEDIA PARTNER TECHNOLOGY LIMITED

By:	/s/ Tianquan Mo
Name: Tianquan Mo
Title: Authorized Signatory

NEXT DECADE INVESTMENTS LIMITED

By:	/s/ Tianquan Mo
Name: Tianquan Mo
Title: Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2023

JIANGONG DAI

By:	/s/ Jiangong Dai
Name: Jiangong Dai

TRUE KNIGHT LIMITED

By:	/s/ Jiangong Dai
Name: Jiangong Dai
Title: Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2023

Shan Li

By:	/s/ Shan Li
Name: Shan Li

DIGITAL LINK INVESTMENTS LIMITED

By:	/s/ Shan Li
Name: Shan Li
Title: Director